                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   15     )*
                                          ---------

                            CAMBRIDGE HOLDINGS, LTD.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.025 par value per share*
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    132198201
           --------------------------------------------------------
                                 (CUSIP Number)

           GREGORY PUSEY, 1722 Buffehr Creek Road, Vail, CO  81657
                                 (970) 479-2800
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                AUGUST 12, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---


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CUSIP No. 132198201                   13D                 Page     of     Pages
          ---------                                            ---    ---

     Gregory Pusey
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     075 40 1972
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     pf
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             1,472,963 (see page 1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                18,604 (see page 1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                same as row 7
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                same as row 8
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,491,567 including the shares in rows 7 & 8 (see page 1) #11
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

     Excludes 96,411 shares of the Common (see page 1) #12
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     Approximately 44%, including the shares (see page 1) #13
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     individual (see page 1)
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

    for Jill Pusey, see page 2



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                                                          Page     of     Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         Common stock $.025 par value per share

         Cambridge Holdings, Ltd. (see attached page 3)


ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Gregory Pusey and Jill Pusey, individually and as custodian for their two minor children. Jill Pusey is the wife of Gregory Pusey. (see attached page 3 Item 2)


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See attached page 3  Item 3


ITEM 4.  PURPOSE OF TRANSACTION

         See attached pages 3 & 4  Item 4


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See attached pages 4 & 5  Item 5


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NONE


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         See pages 5 & 6



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 (see page 6)
                                       ----------------------------------------
                                       (Date

                                                 (see page 6)
                                       ----------------------------------------
                                       (Signature)

                                                 (see page 6)
                                       ----------------------------------------
                                       (Name/Title)



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page 1
                                    SCHEDULE 13D

                                 CUSIP NO. 132198201

1.  NAME OF REPORTING PERSON - Gregory Pusey
    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) _____
                                                                       (b) _____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS* -  PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e).                                                             _____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

              7.   SOLE VOTING POWER - 1,472,963 shares of Common
  NUMBER OF        Stock may be deemed beneficially owned by the Reporting
   SHARES          Person and of which 852 shares are held by Revden Corp.
BENEFICIALLY       The Reporting Person is the President and sole shareholder
  OWNED BY         of Revden Corp.
    EACH
 REPORTING    8.   SHARED VOTING POWER - 18,604 shares with Jill Pusey.
  PERSON
              9.   SOLE DISPOSITIVE POWER - Same as Row 7.

              10.  SHARED DISPOSITIVE POWER - Same as Row 8.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,491,567 including the shares in Rows 7 and 8, which amount would be increased to 1,587,978 if the shares in Row 12 were included.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* - Excludes 96,411 shares of Common Stock of which 47,309 shares are owned by Jill Pusey, individually, including 39,709 shares held for her in an Individual Retirement Account and 49,102 shares held by Jill Pusey as custodian for her
minor children.     X
                  -----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - Approximately 4 percent, including the shares in Rows 7 and 8, which would be 46.9 percent if the shares described in Row 12 were included in the calculation.

14. TYPE OR REPORTING PERSON* - IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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page 2
                                     SCHEDULE 13D

CUSIP NO. 132198201

1.  NAME OF REPORTING PERSON - Jill Pusey
    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) _____
                                                                       (b) _____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS* -  PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e).                                                             _____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

              7.   SOLE VOTING POWER - 96,411
  NUMBER OF
    SHARES
BENEFICIALLY
   OWNED BY
    EACH
  REPORTING   8.   SHARED VOTING POWER - 18,604 shares with Gregory
   PERSON          Pusey.

              9.   SOLE DISPOSITIVE POWER - Same as Row 7.

              10.  SHARED DISPOSITIVE POWER - Same as Row 8.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - The 115,015 shares of Common Stock described in Rows 7 and 8, which amount would be increased to 1,587,978 if the shares of Common Stock described in Row 12 were included.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* - Excludes 1,472,963 shares of Common Stock beneficially owned by Gregory Pusey, which 852 shares of Common Stock are owned by Revden Corp., which shares may be
deemed to be beneficially owned by Gregory Pusey.          X
                                                         -----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - Approximately 3 percent, including the shares in Rows 7 and 8, which would be 46.9 percent if the shares described in Row 12 were included in the calculation.

14. TYPE OR REPORTING PERSON* - IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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page 3
                                     SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the Common Stock, par value $.025 per share (the "Common Stock"), of Cambridge Holdings, Ltd., a Colorado corporation (the "Issuer"), having its principal executive offices at 1722 Buffehr Creek Road, Vail, CO 81657. The Issuer's Common Stock was the subject of a 1-for-25 stock split on May 25, 1990. All share information is reported on a post split basis.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) The persons filing this Statement are Gregory Pusey and Jill Pusey, individually and Jill Pusey as custodian for their two minor children. Jill Pusey is the wife of Gregory Pusey. An agreement between Gregory Pusey and Jill Pusey that this Statement is filed on behalf of each of them pursuant to Rule 13d-1-(f)(1)(iii) is attached to and made a part of this Statement as Exhibit A.

    (b) The address of Jill Pusey and Gregory Pusey is 1722 Buffehr Creek Road, Vail, CO 81657.

    (c) Gregory Pusey is a private investor and is President of Livingston Capital, Ltd., a Colorado corporation. He also is President and a director of Revden Corp., a Colorado corporation ("Revden"). Revden is engaged in the venture capital business. The address for each of Livingston Capital, Ltd. and Revden is 1722 Buffehr Creek Road, Vail, CO 81657. Jill Pusey is a private investor.

    (d) In the past five years neither Gregory Pusey or Jill Pusey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) In the past five years neither Gregory Pusey or Jill Pusey was a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Gregory Pusey and Jill Pusey are each citizens of the United States of America.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On August 12, 1997, Mr. Pusey acquried 36,000 shares of the Common Stock for his Indvidual Retirement Account ("IRA"), Jill Pusey acquired 27,209 shares of the Common stock for her IRA and 12,000 shares for each of the children, held in the name of Jill Pusey custodian for Christopher Pusey and Jill Pusey custodian for Jacqueline Pusey. These shares were purchased for $.437 per share using funds from the IRA accounts and from the custodial accounts.

    Since the time of the filing of Amendment No. 14 to Schedule 13D by Mr. Pusey, Mr. Pusey also acquired 215,000 shares of the Common Stock with personal funds through the exercise of stock options having the following exercised prices.: 25,000 shares at $.28, 120,000 shares at $.40, 20,000 shares at $.36 and 50,000 shares at $.32. Additionally, Mr. Pusey acquired from October 1993 to January 1994, using personal funds an aggregate of 17,080 shares in open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

    Gregory Pusey and Jill Pusey acquired the securities of the Issuer held as described above in item 3 by their IRAs and each of their children for investment purposes. As President, Treasurer and a Director of the Issuer, Mr.

Pusey is involved in the management of the Issuer. The Issuer's business objective has been to take advantage of business opportunities having a potential for profit. The Issuer recently acquired certain real properties for development purposes. The Issuer has plans to sell some or all of such properties. Gregory Pusey and Jill Pusey each support the Issuer's previously expressed plan to take advantage of business opportunities having a potential for profit. In this regard, Mr. Pusey as an officer and director of the Issuer has participated in management discussions and decisions regarding the Issuer's business plans including decisions regarding various potential business opportunities. Depending upon a variety of factors, including but not limited to the financial condition of the Issuer, the Issuer may continue to seek additional properties and/or other business opportunities. It is presently unknown whether any future activities of the Issuer will result in any change to the Issuer. In addition, other purchases of the Common Stock may be made from time to time for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Gregory Pusey is the direct sole owner of 1,472,111 shares of Common Stock, which constitute approximately 43.4% of the 3,388,400 shares of Common Stock outstanding on the date of this Statement. In addition, Mr. Pusey owns jointly with his wife, Jill Pusey, 18,604 shares of Common Stock, which constitute approximately .5% of the Common Stock outstanding on the date of this Statement. Mr. Pusey may also be deemed to beneficially own an aggregate of 96,411 shares of Common Stock held by Jill Pusey of which 47,309 shares are owned by her individually, including 39,709 shares that are held in her Individual Retirement Account (the "IRA"), and 49,102 shares are held by her as custodian for her two minor children. The 96,411 shares constitute approximately 2.8% of the Common Stock outstanding on the date of this Statement. Mr. Pusey is the sole shareholder of Revden. Mr. Pusey may be deemed the beneficial owner of the 852 shares of the Common Stock owned by Revden, which constitute approximately .03% of the currently outstanding Common Stock. Accordingly, Mr. Pusey may be deemed to own an aggregate of 1,587,978 shares of the Common Stock issued and outstanding as of the date of this Statement. Accordingly, the total number of shares which may be deemed to be beneficially owned by Mr. Pusey is 1,587,978, which shares would constitute approximately 46.9% of the 3,388,400 shares that would be outstanding based on computation of the number of shares and percentages in accordance with the provisions of the 1934 Act.

    If Gregory Pusey and Jill Pusey are deemed to be a group, each of them may be deemed to be the beneficial owner of the shares of Common Stock that are owned beneficially, or which may be deemed to be owned beneficially, by each member of the group. Accordingly, the aggregate number of shares of Common Stock that may be deemed to beneficially owned by them as a group is 1,587,978 shares, or approximately 46.9% of the 3,388,400 shares that would be outstanding based on computation of the number of shares and percentages in accordance with the 1934 Act and assuming all options were currently exercisable. Gregory Pusey and Jill Pusey disclaim beneficial ownership of the securities of the Issuer not held directly by them except that Gregory Pusey does not disclaim beneficial ownership of the shares held by Revden.

    (b) Gregory Pusey has the sole power to vote and dispose of the 1,472,111 shares owned directly of record by him. In addition, Mr. Pusey may be deemed to have the sole power to vote and dispose of the 852 shares held by Revden by virtue of his ownership and position with Revden. Mr. Pusey has shared power to vote and dispose of the 18,604 shares owned jointly by him with his wife, Jill Pusey. Jill Pusey has the sole power to vote and dispose of an aggregate of 96,411 shares of which 47,309 shares are held by her individually, including the 39,709 shares held in her IRA, and 49,102 shares held by her as custodian for her two minor children. Jill Pusey shares power to vote and dispose of the 18,604 shares owned by her jointly with Gregory Pusey.

    (c) Except for the acquisition of the purchases by Gregory Pusey and Jill Pusey of 104,289 shares of the Common Stock and the exercise of options to purchase 215,000 shares of the Common Stock reported hereby as described in Item 3 of this Statement, neither of the reporting Persons has effected any transactions in the Common Stock since the most recent filing on Schedule 13D.

    (d) To the best of the knowledge of Gregory Pusey and Jill Pusey, no persons other than the record holders of the securities of the Issuer owned by them described above in this Statement has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the equity securities that may be deemed to be beneficially owned, directly or indirectly, by them.

    (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships between Gregory Pusey and Jill Pusey and any other persons with respect to any securities of the Issuer except as described above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    An Agreement dated as of the date hereof by and between Gregory and Jill Pusey stating that this Statement is filed on behalf of each of them is attached to and made a part of this Schedule 13D as Exhibit A.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


Date:  August 12, 1997            ____________________________________
                                  Gregory Pusey



Date:  August 12, 1997            ______________________________________
                                  Jill Pusey


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page 6


                                      EXHIBIT A

                                      AGREEMENT

     This Agreement (the "Agreement") is made and entered into as of August 12, 1997, by and between Gregory Pusey and Jill Pusey, individually and as custodian for her minor children.

                                       RECITALS

    A. Gregory Pusey and Jill Pusey may be deemed to own beneficially, directly or indirectly, more than five percent of the registered equity securities of Cambridge Holdings, Ltd. (the "Issuer").

    B. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act"), a statement on Schedule 13D (the "Statement") must be filed by any person who acquired directly or indirectly the beneficial ownership of a class of securities which are registered pursuant to Section 12 of the Act.

    C. In accordance with Rule 13d-1(f) of the Act, only one Statement need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that the persons agree in writing that the Statement is filed on behalf of each of them.

    NOW THEREFORE, in consideration of the Recitals and the mutual agreements contained in this Agreement, the parties agree as follows:

                                      AGREEMENT

    1. Gregory Pusey and Jill Pusey, each of whom may be deemed to have acquired, directly or indirectly, beneficial ownership of five percent of a class of registered securities of the Issuer agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement relating to the ownership by each of them of the equity securities, which Statement shall be filed on behalf of each of them, and further agree that this Agreement shall be attached to and made a part of the Statement.

    2. Gregory Pusey and Jill Pusey, each represent to each other that the information with respect to each of them contained in the statement is true and correct as of the date of this Agreement and does not fail to state any material fact required to be stated therein or necessary to make the information set forth in the Statement not misleading.

    IN WITNESS WHEREOF, this Agreement is executed as of the date first above written.

                                          /s/ Gregory Pusey
                                          --------------------------------
                                          Gregory Pusey



                                          /s/ Jill Pusey
                                          --------------------------------
                                          Jill Pusey